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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34497

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01|01|04__ AND ENDING __12|31|04__
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PREMIERE TRADE SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

220 E. CENTRAL PARKWAY SUITE 1020
(No. and Street)

ALTAMONTE SPRINGS   FL   32701
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BARBARA G. CORTES, CHIEF FINANCIAL OFFICER   407-215-7734 X151
          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KANE AND ASSOC.
(Name – if individual, state last, first, middle name)

670 W. FAIRBANKS AVE.   WINTER PARK   FL   32789
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __BARBARA G. CORTES_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __PREMIERE TRADE SECURITIES, INC._____ , as of __DECEMBER 31_____ , 20 __04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Lisa B. Kepics
My Commission DD240782
Expires December 03, 2007

_____
Signature

BARBARA G. CORTES, CFO | SVP
_____
Title

_____
Notary Public

LISA B. KEPICS, NOTARY PUBLIC, STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PREMIERETRADE SECURITIES, INC.
f/k/a DELTA FIRST FINANCIAL, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

PREMIERETRADE SECURITIES, INC.
f/k/a DELTA FIRST FINANCIAL, INC.

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
PremiereTrade Securities, Inc.

We have audited the accompanying statement of financial condition of PremiereTrade Securities, Inc., f/k/a Delta First Financial, Inc., (a Subchapter-S Florida corporation) as of December 31, 2004 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of PremiereTrade Securities, Inc., f/k/a Delta First Financial, Inc., as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Winter Park, Florida
January 28, 2005

1

PREMIERETRADE SECURITIES, INC.
f/k/a DELTA FIRST FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$	40,997
Broker fees receivable		1,188
Commissions receivable		6,482
Other receivable		338
Prepaid expenses		29,904
Property and equipment,		
net of accumulated depreciation		6,064
Other assets		1,303
TOTAL ASSETS	$	86,276

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	3,910
Commissions payable		6,482
Total Liabilities		10,392

STOCKHOLDER'S EQUITY

Common stock, $1 par value, 7,500	
shares authorized, 5,486 shares	
issued and outstanding	5,486
Additional paid-in capital	357,160
Common stock held in treasury;	
2000 shares at cost	(2,000)
Retained deficit	(284,762)
Total Stockholder's Equity	75,884

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	86,276

PREMIERETRADE SECURITIES, INC.
f/k/a DELTA FIRST FINANCIAL, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2004

REVENUES

Broker fees	$ 23,347
Commissions and management fees	22,828
Subscription service revenue	21,690
Interest and dividends	25
TOTAL REVENUES	67,890

EXPENSES

Salary and related expenses	170,215
Regulatory fees	68,887
Other operating expenses	22,186
Office expenses	12,393
Professional fees	14,471
Commissions	20,669
Rent	12,365
Taxes	963
Depreciation	913
Interest expense	612
TOTAL EXPENSES	323,674
NET LOSS	$ (255,784)

PREMIERETRADE SECURITIES, INC.
f/k/a DELTA FIRST FINANCIAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Deficit	Treasury Stock	Total
Balance at January 1, 2004	$ 5,486	$ 117,160	$ (28,978)	$ (2,000)	$ 91,668
Capital Contributions	-	240,000	-	-	240,000
Net Loss	-	-	(255,784)	-	(255,784)
Balance at December 31, 2004	$ 5,486	$ 357,160	$ (284,762)	$ (2,000)	$ 75,884

See notes to financial statements.

4

PREMIERETRADE SECURITIES, INC.
f/k/a DELTA FIRST FINANCIAL, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net loss	$ (255,784)
Adjustments to reconcile net loss to net cash	
used by operating activities:	
Depreciation	913
(Increase) decrease in operating assets:	
Broker fees receivable	18,021
Commissions receivable	392
Other receivable	(338)
Prepaid expenses	11,369
Other assets	8,697
Increase (decrease) in operating liabilities	
Accounts payable and accrued expenses	3,655
Commissions payable	6,482
Net cash used by operating activities	(206,593)
Cash flows from investing activities:	
Purchase of property and equipment	(6,977)
Net cash used by investing activities	(6,977)
Cash flows from financing activities:	
Additional paid-in capital	240,000
Net cash provided by financing activities	240,000
Net increase in cash	26,430
Cash at beginning of year	14,567
Cash at end of year	$ 40,997

Supplemental disclosures of cash flow information:
(1) Cash paid during the year for:

Interest	$ 612
Income taxes-State	$ 963

(2) There were no non-cash investing and financing
activities for the year ended December 31, 2004.

See notes to financial statements.
5

PREMIERETRADE SECURITIES, INC.
f/k/a DELTA FIRST FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE A - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of operations:
PremiereTrade Securities, Inc. (the Company) is a Florida corporation. The Company is registered with the Securities and Exchange Commission as a broker-dealer which sells variable annuities on a best efforts contingency basis. In addition, the Company is registered with the State of Florida and certain other states as a registered broker-dealer and investment adviser. In 2002 the Company began offering online securities trading, and a computer based research subscription service.

Effective June 23, 2004 the Company changed its name from Delta First Financial, Inc. to PremiereTrade Securities, Inc.

Basis of accounting:
The Company uses the accrual basis of accounting in accordance with generally accepted accounting principles.

Cash Equivalents:
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company has no cash equivalents as of December 31, 2004.

Reserve requirement under rule 15c3-3:
The Company does not clear transactions or carry customer accounts and, therefore, is exempt under paragraph (k) (2) (ii) of SEC Rule 15c3-3 from the customer reserve requirements as prescribed in the said rule. Thus, the Company is not required to establish a segregated cash account for the exclusive benefit of customers.

Property and Equipment:
Property and equipment are stated at cost and are depreciated over their estimated useful life of five years using the straight-line method.

Income taxes:
The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company does not pay federal income taxes on its taxable income. Instead, the stockholder is liable for individual federal income taxes on the Company's taxable income.

Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PREMIERETRADE SECURITIES, INC.
f/k/a DELTA FIRST FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE B – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2004 consist of the following:

Computer equipment	$ 6,977
Less accumulated depreciation	(913)
	$ 6,064

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 the Company had net capital of $38,240, which was $33,240 in excess of the required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .27 to 1 at December 31, 2004. The Company is also subject to the State of Florida net capital requirements, which require the maintenance of minimum net capital in the amount of $25,000 calculated as prescribed by SEC Rule 15c3-1.

SUPPLEMENTARY INFORMATION

PREMIERETRADE SECURITES, INC.
f/k/a DELTA FIRST FINANCIAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

Total stockholder's equity		$ 75,884
Deduct:		
Nonallowable assets:		
Receivable from noncustomer	$ 338	
Prepaid expenses	29,904	
Property and equipment, net	6,064	
Other assets	1,303	37,609
Net capital before haircuts on securities positions		38,275
Haircuts on securities		(35)
Net capital		$ 38,240
Aggregate indebtedness		
Accounts payable and accrued expenses		$ 3,910
Commissions payable		6,482
Total aggregate indebtedness		$ 10,392
Minimum net capital required		$ 5,000
Excess net capital		$ 33,240
Excess net capital at 1,000 percent		$ 37,201
Ratio: Aggregate indebtedness to net capital		.27 to 1

Reconciliation with company's computation (included
in Part IIA of Form X-17A-5 as of December 31, 2004)

Net capital, as reported in company's Part IIA FOCUS report		$ 38,240



CERTIFIED PUBLIC ACCOUNTANTS

<u>INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL</u>
<u>REQUIRED BY SEC RULE 17A-5</u>

Board of Directors
PremiereTrade Securities, Inc.

In planning and performing our audit of the financial statements of PremiereTrade Securities, Inc., f/k/a Delta First Financial, Inc., for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, we made a study of the practices and procedures followed by PremiereTrade Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5 (g) (1) in making the periodic computations of aggregate indebtedness and net capital under the rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not make a study of the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

10

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relating to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the mission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under Securities Exchange Act of 1934 and should not be used for any other purpose.

Winter Park, Florida
January 28, 2005

KANE & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS